MANAGEMENT REPORT
2020 THIRD QUARTER RESULTS

São Paulo, November 9th 2020, – BRF S.A. (B3: BRFS3; NYSE: BRF) – "BRF" or "company" today announced its third quarter (3Q20) results. This report includes results recorded in Brazilian reais, pursuant to Brazilian corporation laws, and accounting practices adopted within Brazil. These results are in compliance with International Financial Reporting Standards (IFRS), and are comparable to the same period of 2019, when indicated as such.

Market Capitalization
R$15.03 bi
US$3.01 bi

Stock Prices
BRFS3 R$18.50
BRFS US$3.47

Base: 11/09/2020

Shares outstanding:
812,473,246 common shares
4,766,084 treasury shares
Base: 09/30/2020

Conference Call
Thursday
11/10/2020
10:00 a.m. BRT
8:00 EDT

Dial-in
Brazil:
+55 11 3127-4971 ou
+55 11 3728-5971

United States:
+1 516 300-1066

OPERATING HIGHLIGHTS (Continuing Operations)

CONSOLIDATED

- Net revenue of **R$9,943 million** in 3Q20 (+17.5% y-o-y)
- Net income of **R$219 million** in 3Q20 (-50.9% y-o-y[1])
- Adjusted EBITDA of **R$1,317 million** in 3Q20 (+15.3% y-o-y[2])
- Adjusted EBITDA margin of **13.2%** in 3Q20 (-0.3 p.p. y-o-y[1])

BRAZIL SEGMENT

- Net revenue of **R$5,292 million** in 3Q20 (+20.8% y-o-y)
- Adjusted EBITDA of **R$829 million** in 3Q20 (+53.3% y-o-y[1])
- Adjusted EBITDA margin of **15.7%** in 3Q20 (+3.3 p.p. y-o-y[1])

INTERNATIONAL SEGMENT

- Net revenue of **R$4,309 million** in 3Q20 (+13.5% y-o-y)
- Adjusted EBITDA of **R$476 million** in 3Q20 (-29.8% y-o-y)
- Adjusted EBITDA margin of **11.0%** in 3Q20 (-6.8 p.p. y-o-y)

FINANCIAL HIGHLIGHTS

- Operating cash generation of **R$1,770 million** in 3Q20 vs. R$1,930 million in 3Q19
- Net leverage (net debt/ adjusted EBITDA) of **2.90x** in 3Q20
- Total liquidity of **R$12.3 billion** at the end of 3Q20
- Extension of debt average term from 4.4 to **9.5 years**[3]

SOCIAL RESPONSIBILITY

- **R$145 million** invested in 3Q20 for initiatives to fight the Covid-19 pandemic and preserve the health and safety of people

IR Contacts:
Carlos Alberto Moura
CFO and IRO

Gabriela Woge
IRO

Pedro Bueno
IR Manager

+55 11 2322 5377
acoes@brf-br.com

[1] Continuing operations.
[2] Ex-tax effects in 3Q19.
[3] Proforma, includes funding and settlements in October/20.

Disclaimer

The statements included in this report concerning the company's prospective business, projections, and potential growth are merely forecasts based on management's expectations regarding to the future of the company. These expectations are highly dependent on market changes and the general economic performance of the country, the industry, and international markets, and are therefore subject to change.

MESSAGE FROM MANAGEMENT

Dear Shareholders,

I would like to open my message this quarter expressing my condolences regarding the passing of our dear friend at BRF, our former board member Roberto Mendes, who left us on September 7th, 2020. Roberto was a member of our board of directors and directly contributed to BRF's solidity. I would like to express my recognition, gratitude, and extend our deepest sympathies to his wife Fátima, his son Breno, all his family members, and close friends of our dearly missed Roberto.

We ended this complex and volatile third quarter of the year with robust results. These results evidenced the consistency of our processes and management models implemented during the company turnaround. From the very beginning, we took safe and disciplined steps to uphold our leading position and engage our team members. We evolved our organizational culture and the BRF Essence, and reinforced our commitment to integrity, safety, and quality. We invested in the development of our people, and substantially reduced turnover rates.

Within this context, it is worth analyzing our evolution over time. At the end of the third quarter in 2018, we recorded an accumulated loss of R$2.4 billion for continuing operations and a leverage of 6.74x. This year, amid an extremely challenging scenario from Covid-19, we had an accumulated net income of R$488 million in 9M20 for continuing operations, and leverage plunged to 2.90x, despite the appreciation of the US dollar from R$4.02 to R$5.64. Excluding this effect, our leverage would be 2.46x. In the third quarter, we also advanced our capital structure through several measures that reconfirmed the market's confidence in BRF. For example, the issuing of US$800 million for a 30-year term in the bonds international market resulted in a significant extension of our debt average term to 9.5 years.

Our consistent results represent our commitment to stakeholders and sets the groundwork for us to fulfill BRF's purpose. But I would also like to highlight the other relevant information included in this report. First, our figures reflect a dynamic, agile, and resilient company. We fulfill an essential need for the people while simultaneously respecting and caring for our employees from an operational standpoint. We will continue to fight Covid-19 as demonstrated by the approximately R$400 million we made in disbursements since the onset of the pandemic. This quarter, we donated around R$19 million to the communities in which we operate, and we invested in research to fight Covid-19.

What we do is as important as how we do things, with ethics and transparency. BRF has been increasingly committed to a sustainable agenda, from our operational chain management, by guiding our relationships, and our participation within society. Aside from acting as agents, we want to inspire people and organizations to act in the same, with ethical and sustainability centered thinking for every decision made.

We have diligently invested to reduce negative environmental impacts, preserve forests and natural resources such as water and energy, and care for animal welfare by obtaining certifications and building partnerships with renowned institutions. Aside from having a solid and steady corporate governance, we are the only company within Brazil's food sector to be included in B3's Corporate Sustainability Index (ISE), which is a relevant public recognition of our activities.

Since the beginning of our journey, our objective has always been to define management processes and models. This influences the company's medium and long-term decision-making processes, in line with the nature of our business to manage a long, complex, and active supply chain. Over the past 6 quarters, we reported solid results at levels higher than those previously recorded. Our objective is to increasingly use resources available that bring greater predictability to our results. These concepts are in line with our company's characteristic of generating results derived from the production and sales of value-added food products. These products carry the quality and safety of our brands such as Sadia, Perdigão, Qualy, Banvit, and others.

The consistency and strength of results released herein undoubtedly evidence that BRF is poised for new avenues for growth. We are fully focused on people, customers, and innovation. BRF invests in the launch of new categories and higher value-added products to reinforce our leading position within Brazil, as well as, for international growth. It is a great challenge that fills us with energy.

I want to take this opportunity to invite you to BRF Day, taking place on December 8th. At this event, we will objectively announce our plans and priorities for the coming years.

With this motivation, on the behalf of myself and the executive committee, I would like to highlight the dedication and efforts of our 90,000+ employees, 15,000+ suppliers, nearly 10,000 partners, and 260,000 customers. Everyday each and every one helps us achieve the objective of BRF's core principle: to offer quality, tasty, and practical food to people across the globe. Ultimately, providing a BETTER LIFE for everyone.

I also want to thank our board of directors and shareholders for their continued support and trust in a company that values corporate citizenship. Our partners and suppliers for their collaborative efforts. The communities in which we operate for their responsiveness. And our consumers for their loyalty to our products and brands.

Lorival Nogueira Luz Jr.
Global CEO

HIGHLIGHTS

Key Financial Indicators

Highlights (Million R$)	3Q20	3Q19	Chg. % y/y	2Q20	Chg. % q/q
Volume (Thousand Tons)	1,112	1,104	0.7%	1,083	2.7%
Net Revenues	**9,943**	**8,459**	**17.5%**	**9,104**	**9.2%**
Average Price (R$/kg)	8.94	7.66	16.8%	8.41	6.4%
COGS	(7,598)	(6,364)	19.4%	(7,125)	6.6%
Gross Profit	**2,344**	**2,096**	**11.9%**	**1,979**	**18.5%**
Gross Margin	23.6%	24.8%	(1.2) p.p.	21.7%	1.8 p.p.
Net (Loss) Income Continued Operations	**219**	**446**	**(50.9%)**	**307**	**(28.8%)**
Net Margin - Continued Op. (%)	2.2%	5.3%	(3.1) p.p.	3.4%	(1.2) p.p.
Net (Loss) Income Total Consolidated	**219**	**304**	**(28.2%)**	**307**	**(28.8%)**
Net Margin - Total Consolidated (%)	2.2%	3.6%	(1.4) p.p.	3.4%	(1.2) p.p.
Adjusted EBITDA	**1,317**	**1,609**	**(18.2%)**	**1,031**	**27.7%**
EBITDA Adjusted Margin (%)	13.2%	19.0%	(5.8) p.p.	11.3%	1.9 p.p.
Tributary Impacts (ICMS and Staple Food Basket)	-	467	n.m.	-	n.m.
EBITDA Adjusted Ex-Tributary Effects*	**1,317**	**1,142**	**15.3%**	**1,031**	**27.7%**
EBITDA Adjusted Margin Ex-Tributary Effects* (%)	13.2%	13.5%	(0.3) p.p.	11.3%	1.9 p.p.
Cash Generation (Consumption)	**987**	**1,364**	**(27.6%)**	**807**	**22.4%**
Net Debt	(14,557)	(13,785)	5.6%	(15,311)	(4.9%)
Leverage (Net Debt/Adj.EBITDA LTM)	**2.90X**	**2.90X**	**0.1%**	**2.89X**	**0.6%**

* Excludes ICMS contingent tax assets/liabilities over the calculation basis of PIS/Cofins and ICMS over Staple Basket, as reported in 3Q19

Quarter Highlights & Subsequent Events

- Implementation of the Consumer Intelligence Committee: an advisory body to the board of directors. This committee is composed of the following board members: Mrs. Flavia Bittencourt (coordinator), Mrs. Flávia Buarque de Almeida, and Mr. Ivandré Silva;
- Implementation of a set of actions to fight the effects of Covid-19, with additional expenses of R$145 million in 3Q20 and R$392 million in 9M20;
- For the Brazil segment, in line with strategic planning, we continue to advance revenue and profitability growth by increasing the value-added mix, innovation, build up our brands, and by improving the level of service to customers. The share of value-added mix soared to 83.5% of sales, up 3.0 p.p. from 3Q19;
- In line with consumer trends, we launched 29 SKUS, and highlighted the Sadia Orgânico line with the Brazil organic seal. The brands included Claybom butter, Hot Pocket, and Salamitos whom also came out with new flavors. It is worth noting that we resumed our partnership with Upfield to produce and sell Becel margarine, and expand our leading position in the domestic market;
- Our growth strategy combined with consistent brand management has delivered relevant results. The Sadia, Perdigão, and Qualy brands were featured in the "Folha S. Paulo - Top of Mind" annual report. Sadia was awarded "the most memorable brand of 2020" with +7p.p. vs. 2019. Perdigão is the brand that has most significantly grown since 2016, with +2p.p. vs. 2019. Qualy sustained undisputed leadership in the category with 32%, and a 4.6p.p. increase was recorded in household brand penetration, according to a study done by Kantar Brand Footprint;
- Digital transformation ("Be & Go Digital"): start and evolution of the structured journey of digital transformation across the entire value chain, from farm to table, with tools such as the BRF Agro app and the SEO Digital platform. Within this context, the digital platform implemented has consolidated as an important business generation lever with brand positioning, both in B2B, B2B2C, and D2C. We also expanded our e-commerce *Mercato em Casa*, with deliveries in major Brazilian capital cities, representing nearly 70% of domestic e-commerce;
- For animal welfare in Brazil's operations, we anticipate to achieve (within 5 years) our commitment to going cage-free (using 100% of cage-free chicken eggs) in industrialized products. We also concluded the certification process for three categories from the North America Meat Institute (N.A.M.I) protocol which endorse animal welfare practices in swine slaughter processes;

- Compliance with the Global Food Safety Initiative (GFSI) quality criteria for 94% of our ingredients, raw material suppliers, and priority packages. This qualification index sets the company apart in terms of supply chain quality management for these categories;
- The ongoing pursuit of market growth, with three licenses obtained (one in Vietnam plus two in Bolivia) in 3Q20. Aside from the recent requalification of the Dourados-MS plant to China, no plant has been disqualified;
- Capital expenditures totaled R$662 million in 3Q20 at 50.8% higher than 3Q19. A strong evolution of projects increased production capacity; we launched new products, automated/digitalized processes, and bolstered operational efficiency;
- We launched operations in the international capital market comprised of two 30-year issues (2050), totaling US$800 million, with a rate of 5.75% p.a. and a buyback of US$558 million for shorter-term notes (2022, 2023, and 2024). We also issued 7 and 10 year debentures in the local market, totaling R$2.2 billion. We settled R$1,970 million in credit operations with local banks. We also contracted Banco do Brasil with an additional revolving line of credit, until the limit of R$1,500,000 for a three-year term according to notes 15 and 33 of the Interim Financial Information – ITR;
- The Federal District Court of New York, in the United States of America, approved the final settlement between the parties, totaling US$40 million to conclude the class action.

Relevant Actions During 3Q20

Brazilian Segment:

- The pursuit of a higher value-added mix through processed food and margarine, with 7.9% in growth and an innovative strategy by launching 29 new SKUs in 3Q20
- Marketing actions aimed at increasingly approaching our consumers enhanced the relevance and preference of our brand. High-quality emotional campaigns and relevant content reinforced proximity, and the BRF brand's bond with customers:
  - Sadia launched the campaign "***Quanto mais você sabe, melhor sua família fica***" which translates to "the more you know, the better family is." This campaign drew attention to family unions, and how sticking together makes people better understand the people they love the most;
  - Perdigão launched the campaign "***Qual o sabor de Perdigão na sua casa?***" which translates to "what is the taste of Perdigão at home?" This reinforced the idea that "taste is a bond among people";
  - For margarine, we launched the campaign "***Fala com Qualy***" which means "Talk to Qualy." This complete and comprehensive campaign built our brand quality and forged an emotional connection with consumers. We focused on having a core of human relations with a focus on cooking;
- The accelerated pace of innovations during 3Q20 paved way for the Sadia Orgânico line (organic products) to have nine options of *in natura* cuts: Perdigão sliced bacon, Claybom butter, Hot Pockets, the new flavors of Salamitos, and more. The food service channel has also evolved and contributed to a solid performance in the quarter;
- The robust advancement of the "Store in Store" project: a partnership with major retail chains, aimed at reaching 100 stores by the end of 2020 and 500 stores by 2021, with a focus on business execution and potentializing the value-added mix;
- Evolution of the relationship program with Brazil's largest bakeries with solid sales growth;
- The digital platform has consolidated as an important business generation lever, both in B2B, B2B2C, and D2C, while highlighting partnerships with IFood, Rappi, Uber Eats, Cornershop, Zé Delivery, Menu, içougue, and others. As well as, for activations on the platforms of major retail customers, the expansion of our e-commerce Mercato em Casa, with deliveries in major Brazilian capital cities representing nearly 70% of Brazil's e-commerce;
- Commercial productivity advanced with the return of active clients, reaching 262,000 points-of-sale, versus 240,000 in 2Q20, due to impacts of Covid-19. The "Movimento Nós" (We Movement) in which BRF participates with eight other key Brazilian food and beverage companies, has contributed to recovering small retailers;
- Improved service levels for deliveries and replacement of our products focused on prevention and stockout reduction through structuring and automation projects. Productivity at distribution centers increased by 10% and punctuality indexes improved 3.1 p.p. versus 3Q19. Ultimately, this strengthens our partnership with customers and adds to operational efficiency.

International Segment:

- Three plants were licensed (1 in Vietnam plus 2 in Bolivia) in 3Q20. The Dourados-MS plant was requalified to China and our current licenses were maintained. We continuously seek greater possibilities for our operations in markets in which we are already present, and for new territories;
- We expanded our portfolio by launching 24 SKUs for our export markets, with a focus on increasing penetration in higher value-added products:
  - 65% of value-added product launches
  - 35% of of *in natura* product launches
- We launched 7 new SKUs within the GCC region, increasingly exploring the breaded product segment, and completing our portfolio in the hamburger category;
- We continued to reinforce the Banvit brand and re-direct our channels. Changing consumer habits enabled us to sustain our solid market share in Turkey, where we reached 23.0% for the quarter.

Integrated Planning & Logistics:

- We expanded our grain storing capacity, operational efficiency, and ideal occupation levels. In addition to potentializing the consumption of alternative inputs and contributing to mitigating the impacts of higher commodity prices over production costs;
- Investments in processes and operational safety developments in grain logistics, monitoring, tracking, and control;
- Advanced embedded technology actions and continued processes of health, safety, and environment (HSE) in transportation enabled us to achieve the lowest accident index in our history. In 2020, we reached an accident/million km traveled index of 0.22, an improvement of 30% from 2018 when we first began our technology journey. This reflects our non-negotiable commitment to safety;
- Our fleet occupation project, commenced in the previous quarter, continued, and pursued greater operational leverage;
- The fast-track management model was implemented along with a multinational team focused on expediting projects from design to implementation, investing in short and medium-term capacities. Aside from accelerating our digital transformation journey, we adopted georeferencing tools and other developments;
- Review of tactical and operational planning processes for international markets, aiming for greater agility and flexibility when connecting the demands of different markets to production chains within Brazil;
- The first groups of our commodities academy were awarded and enhanced the development of our professionals.

Operations & Supplies:

- We consistently advance the implementation of our operational excellence system (SEO) with 10% more adhesion to pillars vs. 2Q20. We also carried out the rollout of the PCL Pillar (planning, controls, and logistics) for other BRF units;
- Process digitalization continues to advance (digital traceability and logbook) while reaching key units by the end of 2020;
- Value engineering and non-price projects captured R$33 million in 3Q20, and contributed to guarantee the supply of materials and inputs for our units with a minimum stockout level (despite the adverse scenario of Covid-19), as well as, mitigate inflation in supply processes.

Quality, R&D, & ESG:

- BRF joined the Emerging Markets Investors Alliance: a non-profit organization whose objective is to educate global investors on environmental, social, sustainability, and governance issues (ESG);
- Our environmental, social, and governance practices (ESG) were assessed by the Financial Times Stock Exchange Rusell, which resulted in BRF's inclusion in the FTSE4Good index;

- We adhered to the movement by the Brazilian Business Council for Sustainable Development (CEBDS) addressed to the president of the National Council for the Legal Amazon, to benefit a sustainable development agenda and fight illegal Amazon deforestation;
- The line of products, Sadia Orgânico, was certified by Ecocert with a Brazil organic seal, which certifies that animals have access to fields, are fed 100% vegetal and organic food, and are not given growth enhancers;
- The complaint index decreased by 15%, compared to the same period of last year, for products sold in Brazil and 34% for exported products.

Strategy, Innovation, & Management:

- Through the BRF Hub, a partnership was formalized with the Israeli company Ibi-Tech, connected with one of the world's key technology innovation hubs;
- The BRF open innovation program, with over 150 enrollments, now relies on nine startups currently working to develop pilot projects aimed at solving company challenges.

People, Services, & Technology:

- We continue to accelerate our digital transformation, which translates to "Be & Go digital," through 45 high-impact projects. For the second consecutive year, we were recognized as the most innovative company for the use of food industry related technology, along with several initiatives:
  - We evolved our digital platform for the year-end festive kits campaign;
  - The B2B customer center launched: a new way of interacting with our international B2B customers. It is an exclusive portal where our customers can access their order details;
  - The digital transformation journey kicks off in Turkey, which will rely on the implementation of a technological platform to sustain operations, improve management, and control processes;
  - Services through an HR virtual assistant also expanded to WhatsApp, and improved the digital inclusion of our human employees;
  - We carried out video audits to qualify our manufacturing plants, expanded Wi-Fi network facilities, and successfully connected exports to China, Korea, Oman, and Thailand.

OPERATING PERFORMANCE

BRAZILIAN SEGMENT

Brazil Segment	3Q20	3Q19	Chg. % y/y	2Q20	Chg. % q/q
Volume (Thousand Tons)	**578**	**559**	**3.3%**	**552**	**4.7%**
Poultry (In Natura)	110	127	(13.4%)	105	4.5%
Pork and Others (In Natura)	32	28	13.4%	31	1.9%
Processed foods	436	404	7.9%	416	4.9%
Net Operating Revenues (R$, Million)	**5,292**	**4,382**	**20.8%**	**4,643**	**14.0%**
Average price (R$/Kg)	9.16	7.84	16.8%	8.41	8.9%
COGS	(3,952)	(3,305)	19.6%	(3,622)	9.1%
Gross Profit (R$, Million)	**1,340**	**1,077**	**24.4%**	**1,020**	**31.3%**
Gross Margin (%)	25.3%	24.6%	0.7 p.p.	22.0%	3.3 p.p.
EBITDA Adjusted Ex-Tributary Effects*	**829**	**1,008**	**(17.7%)**	**544**	**52.4%**
EBITDA Adjusted Margin Ex-Tributary Effects* (%)	15.7%	23.0%	(7.3) p.p.	11.7%	3.9 p.p.
Adjusted EBITDA ex-ICMS	**829**	**541**	**53.3%**	**544**	**52.4%**
EBITDA Adjusted Margin ex-ICMS (%)	15.7%	12.3%	3.3 p.p.	11.7%	3.9 p.p.

* Excluding ICMS contingent tax assets/liabilities over calculation basis of PIS/Cofins and ICMS over Staple Basket, as reported in 3Q19.

3Q20 x 3Q19

In line with 2Q20's momentum, we continue to build our competitive advantages such as brand preferences, wide distributions, our comprehensive portfolio, execution, and positively impact our financial performance.

Brazil's segment net revenue totaled R$5,292 million, 20.8% higher than in 3Q19. Average prices increased by 16.8% in 3Q20 due to an improved mix of products and channels. An agile price adjustment was made to mitigate the grain price increase and Covid-19 related non-recurring expenses. Total volume grew by 3.3% in 3Q20, highlighting the higher value-added categories, such as processed food and margarine, which increased by 7.9% y-o-y.

Regarding innovations, we have maintained our discipline with strategic objectives, reaching 5% of revenues vs. 3,0% on the 3Q19.

Our brand performance advanced 0.9 p.p. in preference compared to 3Q19, 0.5 p.p. at Perdigão, 0.3 p.p. at Sadia, and 2.5 p.p. at Qualy. We also reinforced our presence in the media with higher brand digital investment. Another positive performance index was the NPS – Net Promoter Score, wherein BRF grew by 2.9% versus 9M19.

This positive business performance mitigated the impact of higher grain costs, as well as non-recurring expenses to prevent and fight the effects of Covid-19. Hence, the gross margin increased by 0.7 y-o-y, reaching 25.3% in 3Q20.

Adjusted EBITDA strongly advanced in the quarter, surging 53.3% y-o-y, with an Adjusted EBITDA margin of 15.7% (+3.3 p.p. y-o-y). Excluding Covid-19-related costs and expenses in Brazil segment of R$65 million, Adjusted EBITDA would total R$894 million (+64.4% y-o-y) in 3Q20, with an Adjusted EBITDA margin of 16.9% (+4.6 p.p. y-o-y).

Market Share

In 3Q20, still, on the back of a temporary operational deleverage and increased demand, BRF's market share dropped 0.5 p.p. to 42.7%. With higher investments, constraints have been mitigated and we are recovering our levels of production.

Also, aiming at increasing the service level and market share, the Company has been consistently investing in higher capacity, bolstering productivity, and sales team efficiency.

Referring to Frozen Meals, we sustained our absolute leadership with 45.2% Share Value, highlighting the leading position of Ready Snacks with 48.1% (+3.4 p.p. versus previous bi-monthly period), bolstering this category's growth. Concerning category innovations, the Sadia lines Veg&Tal and Speciale soared 46% and 15%, respectively, in sell-out versus 3Q19. Sadia reached 39.8% market share in Ready Meals, highlighting the recently launched Mac&Cheese, with a 14.5% market share.

Leading the development of the Sliced Cold Cuts category, our market share significantly rose to 46.5%, 2.8 p.p. higher than in 3Q19. Our Sadia Speciale brand, the Premium line of Sadia, soared 75% in sell-out versus 2Q20.

Concerning *In Natura* products, we point out the advance in the value-added portfolio, especially the Bio line, with volume growth of 59% versus 2Q20.

Compared to the last reading, the Processed Food category market share came in line, with a small shrinkage in Cold Cuts (-0.2 p.p.), Frozen Meals (-0.4 p.p.) and Margarine (- 1.3 p.p.), a result of its strategy of making the operation profitable against higher raw material costs. It is worth noting that, even after implementing this profitability strategy, with price transfers, we returned to a market share level similar to early in the year. We also remind that Nielsen reading does not include the *In Natura* category and sales channels (ex.: foodservice), which are relevant for BRF. Also, according to Nielsen, the market share gain from competitors was due to competitors owning market share lower than 5%.


Total BRF
43.2%
42.9%
43.1%
42.8%
43.6%
43.2%
42.7%
4Bi19
5Bi19
6Bi19
1Bi20
2Bi20
3Bi20
4Bi20

Source: Nielsen


Cold Cuts
49.6%
49.2%
49.1%
49.9%
50.2%
49.8%
49.5%
Jul/Aug 2019
Sept/Oct 2019
Nov/Dec 2019
Jan/Feb 2020
Mar/Apr 2020
May/Jun 2020
Jul/Aug 2020


Margarines
54.8%
55.1%
55.6%
56.3%
58.7%
57.6%
56.3%
Aug/Sept 2019
Oct/Nov 2019
Dec/Jan 2020
Feb/Mar 2020
Apr/May 2020
Jun/Jul 2020
Aug/Sept 2020


Frozen Meals
45.1%
45.2%
45.0%
45.3%
46.6%
45.6%
45.2%
Aug/Sept 2019
Oct/Nov 2019
Dec/Jan 2020
Feb/Mar 2020
Apr/May 2020
Jun/Jul 2020
Aug/Sept 2020


Sausages/Franks
35.7%
35.3%
36.3%
35.4%
36.5%
34.9%
34.9%
Jul/Aug 2019
Sept/Oct 2019
Nov/Dec 2019
Jan/Feb 2020
Mar/Apr 2020
May/Jun 2020
Jul/Aug 2020

*Source: Nielsen Retail Bi-monthly – Margarine and Frozen Meals (August/September) reading; Processed Food and Cold Cuts (July/August) reading. *Important: due to change in Nielsen methodology ("CIP basis"), BRF's share level can be altered (up or down), already considering the latest reading and track record.*

INTERNATIONAL SEGMENT

International Segment	3Q20	3Q19	Chg. % y/y	2Q20	Chg. % q/q
Volume (Thousand Tons)	**461**	**478**	**(3.6%)**	**463**	**(0.5%)**
Poultry (In Natura)	352	376	(6.5%)	352	(0.1%)
Pork and Others (In Natura)	51	38	33.4%	48	6.0%
Processed foods	59	64	(8.6%)	63	(7.6%)
Net Operating Revenues (R$, Million)	**4,309**	**3,796**	**13.5%**	**4,207**	**2.4%**
Average price (R$/Kg)	9.35	7.94	17.7%	9.08	2.9%
COGS	(3,387)	(2,831)	19.6%	(3,288)	3.0%
Gross Profit (R$, Million)	**923**	**965**	**(4.3%)**	**920**	**0.4%**
Gross Margin (%)	21.4%	25.4%	(4.0) p.p.	21.9%	(0.4) p.p.
Adjusted EBITDA (R$, Million)	**476**	**678**	**(29.8%)**	**468**	**1.7%**
Adjusted EBITDA Margin (%)	11.0%	17.9%	(6.8) p.p.	11.1%	(0.1) p.p.

Lower operational leverage due to adjustments necessary in the production chain, on the back of the Covid-19 pandemic, continued impacting our operations in 3Q20. As a result, gross profit and margins squeezed. On the other hand, the Company set out various actions to manage costs and expenses, in the International segment, so that to partially mitigate this effect, by postponing personnel replacement, reducing travels, reviewing administrative contracts, etc.

On the other hand, we improved our business' structural issues, sustaining our market share in several regions, maintaining our leading position; expanding our product portfolio with higher value-added, totaling the launch of 24 SKUs in direct export markets (16 value-added products), 7 SKUs in the GCC region and 1 SKU in Asia (8 value-added products); managing licenses with discipline, in different markets, so that to diversify our operations and bolster our operational leverage, also investing in the strength of our brands and distribution.

Lastly, the net operating revenue growth was restrained by the currency hedge, whose objective is to bring stability and predictability to our results, as described in the financial performance section, due to the strong depreciation of the Brazilian Real against the US dollar in the period, affecting the hedge positions created in the 12 months preceding the end of this quarter.

1) Asia

Asia	3Q20	3Q19	Chg. % y/y	2Q20	Chg. % q/q
Volume (Thousand Tons)	**136**	**135**	**0.4%**	**144**	**(6.0%)**
Poultry (In Natura)	90	102	(11.5%)	100	(10.05%)
Pork and Others (In Natura)	42	28	48.7%	39	6.53%
Processed foods	4	6	(24.4%)	5	(21.00%)
Net Operating Revenues (R$, Million)	**1,406**	**1,224**	**14.8%**	**1,424**	**(1.3%)**
Average price (R$/Kg)	10.35	9.05	14.3%	9.86	4.97%
COGS	(1,029)	(872)	18.0%	(1,043)	(1.33%)
Gross Profit (R$, Million)	**377**	**352**	**7.0%**	**381**	**(1.2%)**
Gross Margin (%)	26.8%	28.8%	(2.0) p.p.	26.8%	0.0 p.p.
Adjusted EBITDA (R$, Million)	**335**	**330**	**1.6%**	**334**	**0.4%**
Adjusted EBITDA Margin (%)	23.8%	26.9%	(3.1) p.p.	23.4%	0.4 p.p.

3Q20 x 3Q19

In 3Q20, net revenue in the Asian market surged 14.8% y-o-y to R$1.4 billion, fueled by higher volumes shipped in the quarter (+0.4% y-o-y) and higher average prices in Brazilian Reais (+14.3% y-o-y). The outbreak of African Swine Fever is still impacting supply in several Asian countries, resulting in higher demand for imported products. In China, our volumes soared 33% in 3Q20, mainly impacted by a higher number of licensed plants during the second half of 2019, partially mitigating the one-off halts seen this year. In Japan, due to the postponement of the Olympic Games and the harmful effects of the pandemic over foodservice, volumes and average prices dropped in the period. In Singapore, demand for frozen products increased due to Covid-19, in detriment of demand for frozen products from other markets (especially, Malaysia and Australia), with volume growth of 19.4% y-o-y.

Our gross profit reached R$377 million in 3Q20, with a gross margin of 26.8% (-2.0 p.p. y-o-y). Lower profitability was mainly due to higher production costs and Covid-19-related expenses, besides the hedge effect. Expenses relating to actions to prevent and fight against the effects of Covid-19 in the Asia segment totaled R$15 million. Excluding these effects, Adjusted EBITDA would total R$350 million in 3Q20, with a margin of 24.9% (-2.0 p.p. y-o-y).

2) Halal Distribution– Halal DDP

Halal DDP	3Q20	3Q19	Chg. % y/y	2Q20	Chg. % q/q
Volume (Thousand Tons)	**173**	**172**	**0.5%**	**176**	**(1.6%)**
Poultry (In Natura)	142	140	1.30%	146	(2.80%)
Others (In Natura)	0	1	(37.10%)	0	98.32%
Processed foods	31	31	(2.12%)	30	3.70%
Net Operating Revenues (R$, Million)	**1,836**	**1,349**	**36.1%**	**1,821**	**0.8%**
Average price (R$/Kg)	10.60	7.82	35.45%	10.35	2.43%
COGS	(1,375)	(1,008)	36.40%	(1,419)	(3.12%)
Gross Profit (R$, Million)	**461**	**341**	**35.4%**	**402**	**14.7%**
Gross Margin (%)	25.1%	25.3%	(0.1) p.p.	22.1%	3.0 p.p.
Adjusted EBITDA (R$, Million)	**155**	**183**	**(15.5%)**	**101**	**52.9%**
Adjusted EBITDA Margin (%)	8.4%	13.6%	(5.1) p.p.	5.6%	2.9 p.p.

3Q20 x 3Q19

Despite favorable margins seen in the Saudi Arabia market, especially through the sale of grillers, the temporary halt of plants in the cities of Dois Vizinhos and Kizad to export to Saudi Arabia, still adversely impacted performance in the region as a whole, due to the need for redirecting volumes to other markets with lower profitability, especially in relation to Kizad, which predominantly affects the sale of processed food in that country. However, compared to 2Q20, we already can see improved profitability.

In Turkey, factors, such as the economic crisis, the Turkish lira depreciation, constraints in the export flow to Iraq (which represents the channel that exports nearly 30% of domestic production), are still adversely impacting our operations in this market. The upsurge of Covid-19 in the country during the third quarter caused higher impacts on consumption.

Market share in the GCC region, ended the quarter at 36.5%, consolidating our leading position in the market, despite all the impacts mentioned. According to the last Nielsen reading, we have:

(i) griller with 50.3% (+1.5 p.p y-o-y);

(ii) chicken cuts with 56.0% (+5.4 p.p y-o-y);

(iii) processed food with 14.0% (-7.1 p.p y-o-y);

Still referring to market share, in Turkey it reached 23.0% in 3Q20, 4.0 p.p. higher than in 3Q19, fueled by continual actions to strengthen Banvit brand and redirect channels, and change in consumer's habits. It is worth noting that Nielsen methodology was altered in the period, and Banvit's market share in 3Q19 was 18.9%.

The Halal DDP's net revenue soared 36.1% to R$1,8 billion in 3Q20, favored by an exchange rate depreciation of 35.7% y-o-y, and a slight volume increase of 0.5% y-o-y, offsetting higher grains, production, and freight costs. Thus, gross margin reached 25.1%, in line with annual comparison (-0.1 p.p. y-o-y). Expenses relating to actions to prevent and fight against the effects of Covid-19 in the Halal DDP segment totaled R$13 million. Excluding these effects, Halal Distribution's Adjusted EBITDA would total R$168 million in 3Q20, with an Adjusted EBITDA margin of 9.2% (-4.5 p.p. y-o-y).

3) Direct Exports

Direct Exports	3Q20	3Q19	Chg. % y/y	2Q20	Chg. % q/q
Volume (Thousand Tons)	**152**	**171**	**(10.9%)**	**143**	**6.4%**
Poultry (In Natura)	120	134	(10.8%)	106	13.04%
Pork and Others (In Natura)	9	9	(6.3%)	9	1.10%
Processed foods	24	27	(12.8%)	28	(16.70%)
Net Operating Revenues (R$, Million)	**1,068**	**1,223**	**(12.7%)**	**962**	**11.0%**
Average price (R$/Kg)	7.02	7.17	(2.1%)	6.73	4.30%
COGS	(983)	(952)	3.3%	(826)	(18.99%)
Gross Profit (R$, Million)	**84**	**272**	**(68.9%)**	**136**	**(37.9%)**
Gross Margin (%)	7.9%	22.2%	(14.3) p.p.	14.1%	(6.2) p.p.
Adjusted EBITDA (R$, Million)	**(14)**	**166**	**n.m.**	**33**	**n.m.**
Adjusted EBITDA Margin (%)	(1.3%)	13.5%	(14.8) p.p.	3.5%	(4.7) p.p.

3Q20 x 3Q19

In 3Q20, net revenue from Direct Exports plunged 12.7% y-o-y to R$1,068 million, reflecting lower volumes shipped in the quarter (-10.9% y-o-y), lower average prices in Brazilian Reais (-2.1% y-o-y), and the currency hedge effect. In this sub-division, the Halal market accounts for slightly more than half of the volume. The weaker business performance derives from:

(i) the lower purchase power of customers in key markets, such as Angola, which is a country highly dependent on oil, price of which depreciated in the period, aggravated by local government's delay to issue import licenses to customers, despite (i) the redirection of volumes to Egypt, as result of recent license; and (ii) VAT increase, from 5% to 15%, in Saudi Arabia;

(ii) temporary halt of our Lajeado-RS plant continued, causing constraints in griller availability; and

(iii) chicken breast prices historically low due to the halt of foodservice channel, where this protein is mainly consumed. In particular, a slower consumption in Europe, worsened by a weak tourism activity, caused an excess supply in key BRF markets, especially the Middle East.

Besides the effects mentioned above, lower operating leverage, higher grains costs, production, and costs denominated in US dollars, impacted by the exchange rate depreciation, affected Direct Exports' profitability. Expenses related to actions to prevent and fight against the effects of Covid-19 in the Direct Exports segment totaled R$12 million. Excluding these effects, the Adjusted EBITDA would total negative R$2 million in 3Q20, with a margin of -0.2% (-13.7 p.p. y-o-y).

OTHER SEGMENTS

Other Segments + Ingredients	3Q20	3Q19	Chg. % y/y	2Q20	Chg. % q/q
Volume (Thousand Tons)	**73**	**67**	**8.1%**	**67**	**8.0%**
Poultry (In Natura)	1	4	(78.9%)	1	11.2%
Pork and Others (In Natura)	1	0	417.3%	2	(9.2%)
Processed foods	1	1	(5.6%)	0	35.0%
Others Sales	70	63	11.4%	64	8.2%
Net Operating Revenues (R$, Million)	**342**	**276**	**23.8%**	**254**	**34.6%**
COGS	(260)	(222)	16.7%	(215)	20.87%
Gross Profit (R$, Million)	**82**	**53**	**53.5%**	**39**	**110.3%**
Gross Margin (%)	24.0%	19.3%	4.6 p.p.	15.3%	8.6 p.p.
Adjusted EBITDA (R$, Million)	**66**	**34**	**95.6%**	**26**	**150.5%**
Adjusted EBITDA Margin (%)	19.4%	12.3%	7.1 p.p.	10.4%	9.0 p.p.

Adjusted EBITDA for "Other Segments" [4] totaled R$66 million in 3Q20, with an Adjusted EBITDA margin of 19.4%, with strong growth on the back of higher revenue generated of +21.4% y-o-y, especially due to better prices practiced in the Ingredients segment and higher volumes sold in our Global Desk, creating another level of gross margin, which grew 4.6 p.p y-o-y, and related higher EBITDA margin.

Corporate

Corporate - R$ Million	3Q20	3Q19	Chg. % y/y	2Q20	Chg. % q/q
Net Operating Revenues	**-**	**6**	**n.m.**	**-**	**n.m.**
Gross Profit	-	1	n.m.	0	n.m.
Adjusted EBITDA	**(55)**	**(111)**	**(50.8%)**	**(7)**	**682.2%**

Expenses related to contingency actions to fight against the effects of Covid-19 in the Corporate segment totaled R$41 million, R$19 million referring to donations made in the period, other expenses related to specialized advisory services (McKinsey, Albert Einstein Hospital, etc.), institutional communication campaign, tests run at units, among others. Excluding these effects, Adjusted EBITDA would come negative at R$14 million in 3Q20, composed of: (i) R$5 million of provision for civil and tax contingencies; (ii) R$6 million losses referring to divestments; and (iii) R$3 million from other items.

FINANCIAL PERFORMANCE

Net Operating Revenue (NOR)

Volumes - Thousand Tons	3Q20	3Q19	Chg. % y/y	2Q20	Chg. % q/q
Poultry (In Natura)	462	506	(8.7%)	458	1.0%
Pork and Others (In Natura)	84	66	26.5%	81	4.1%
Processed foods	494	468	5.4%	478	3.2%
Others Sales	72	63	13.6%	66	8.7%
Total	**1,112**	**1,104**	**0.7%**	**1,083**	**2.7%**
NOR (R$ Million)	**9,943**	**8,459**	**17.5%**	**9,104**	**9.2%**
Average Price (NOR)	8.94	7.66	16.8%	8.41	6.4%

[4] The result of "Other Segments" is composed of results in the following units: (i) Ingredients (solutions in natural and innovative ingredients for health and nutrition industries); (ii) Global Desk (area in charge of settling few *in natura* products, negotiation of energy agreements, among others); (iii) Pets (animal food for the Pet Food market through Güd and Balance brands); and (iii) Corporate (non-recurring corporate events, such as legal, tax provisions, Covid-19-related expenses, among others)

In 3Q20, net revenue totaled R$9.9 billion, up 17.5% y-o-y, reflecting: (i) an improved business performance in the Brazil Segment, which recorded a volume growth of 3.3% y-o-y, and a combination of a mix of products and prices (+16.8% y-o-y); (ii) 13.5% y-o-y increase in net revenue from the International Segment, mainly boosted by performances in Asia and Halal DDP, and exchange rate depreciation effects.

Hedge accounting strategy

BRF's Financial Risk Management Policy ("PGRF") sets forth the guidelines relating to its financial risk management, mainly focused on market risk, counterparties, and liquidity. This policy aims at bringing stability and predictability to the Company's results, reducing volatility and the "Net Income at Risk". Management is aligned with the dynamics of a value-added food company.

The exposure of operational result derives from the projection of income and expense directly and indirectly indexed to foreign currency. The direct exposure derives from income and expense originated in these currencies, such as exports, for instance. The indirect exposure refers to the amounts denominated in Brazilian Reais, with the indirect influence of the exchange rate when defining prices and costs. To mitigate and control these risks, assessment, and control procedures are executed, considering (i) the periodic calculation of net operational result exposure in foreign currency; (ii) the validation of exports coverage, retrospectively and prospectively, with sufficient margin to absorb eventual market fluctuations; (iii) the continued monitoring of instruments amortization flow; and (iv) the monitoring and quantification of limits, adopting proprietary methodologies and its effects on the Company's financial statements.

The position settled during 3Q20 was established over 12 months before its settlement, and the contract timeframe has been defined by the Company.



Cash Flow Hedge - Build-up of Derivatives Instruments Settled in 3Q20
Thousand USD
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
BRL/USD
6.00
5.50
5.00
4.50
4.00
3.50
3.00
2.50
2.00
3Q19
4Q19
1Q20
2Q20
3Q20
245,000
264,000
316,000
597,000
655,174
4.047
4.193
4.301
4.954
4.979
4.164
4.031
5.199
5.476
5.641
Cummulative Notional Exposure
Avg. Strike Price
FX Rate - EoP

According to Note 24.4.2 of the Company's financial statements, the position falling due, aiming at protecting/ hedging operational result, remains consistent with is PGRF. Likewise, BRF did not amend its Policy, keeping the hedge timeframe, the financial instruments to be used, and continued improvement of its monitoring and control procedures.

Cash Flow Hedge - Derivatives Instruments by Expiry Date



450,000
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
Thousand USD
6.00
5.75
5.50
5.25
5.00
4.75
4.50
4.25
4.00
3.75
3.50
BRL/USD
4.858
4.895
5.633
5.633
384,000
112,000
45,000
10,000
4Q20
1Q21
2Q21
3Q21
Notional to be Settled
Strike Price

The Company can make additional contracts for cash flow hedge, as provided for in its Policy, always backed by expected export volumes, and to the extent its probability increases, assuming a 12-month timeframe. For the purposes of cash flow hedge, we point out that its objective is to hedge its operational result and reduce volatility, not allowing, under any circumstance, the contract of derivative financial instruments for speculation purposes.

Cost of Sales (COGS)

COGS - R$ Million	3Q20	3Q19	Chg. % y/y	2Q20	Chg. % q/q
Cost of Goods Sold	(7,598)	(6,364)	19.4%	(7,125)	6.6%
R$/Kg	6.84	5.76	18.6%	6.58	3.9%

COGS per kg rose 18.6% y-o-y in 3Q20, reflecting grain average price increase (+37.6% y-o-y considering the three months preceding the end of the quarter[5]), as well as the exchange rate depreciation (+35.7% y-o-y in 3Q20) which impacted acquisition costs of inputs and supplies. It is worth noting that, according to Embrapa (Brazilian Company of Agribusiness Research), poultry and swine production theoretical costs rose 31.3% and 33.2%[6] y-o-y in 3Q20, respectively. In the accumulated period since early 2019, we saw the ICP (production cost index) soaring nearly 31% for poultry and swine, versus an 18% increase in COGS/kg of the Company. The Company's grain strategy, which aims at ensuring costs below the market and contributing to achieving healthy margins, comprises increasing storage capacity, operating efficiency, and ideal occupation level, besides potentializing the consumption of alternative inputs, contributed to mitigate the impacts of higher commodities prices over production costs.

Production Cost Index (ICP) Embrapa vs. BRF Cost (COGS/kg) - Basis 100

---

[5] Spot average prices, considering 2/3 – corn and 1/3 – soybean bran – Esalq/B3.

[6] Variation in the average production cost index of Embrapa (ICPPoultry and ICPSwine) between 3Q19 and 3Q20.


131
121
118
113
113
106
106
100
99
101
99
102
Embrapa's Costs
COGS/KG BRF
1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20

Also, the costs to fight the impact of Covid-19 on our operations totaled R$99 million. However, these increases were partially mitigated by savings obtained with the Expense Matrix Management program (GMG), globally, in which 19 expense packages are managed by multidisciplinary teams under centralized coordination. Besides savings generated by GMG, which totaled approximately R$280 million in 9M20, the Company periodically analyzes the management maturity level through the MMGP-Prado method, implemented with the support of Consultoria Falconi.

Gross Profit

Gross Profit - R$ Million	3Q20	3Q19	Chg. % y/y	2Q20	Chg. % q/q
Gross Profit	**2,344**	**2,096**	**11.9%**	**1,979**	**18.5%**
Gross Margin (%)	23.6%	24.8%	(1.2) p.p.	21.7%	1.8 p.p.

Gross margin was 23.6% (-1.2 p.p. y-o-y) in 3Q20, affected by higher costs during the quarter, especially those related to prevent and fight the impact of Covid-19 on our operations, raised costs by R$99 million. Excluding these costs, gross margin would have reached 24.6% in 3Q20, slightly lower than the level seen in 3Q19 and substantially higher than the 2Q20, also excluding the effects of Covid-19 (23.6%).

Operating Expenses

Operating Expenses - R$ Million	3Q20	3Q19	Chg. % y/y	2Q20	Chg. % q/q
Selling Expenses	**(1,370)**	**(1,177)**	**16.4%**	**(1,340)**	**2.2%**
% of the NOR	(13.8%)	(13.9%)	0.1 p.p.	(14.7%)	0.9 p.p.
General and Administrative Expenses	**(217)**	**(142)**	**53.4%**	**(190)**	**14.1%**
% of the NOR	(2.2%)	(1.7%)	(0.5) p.p.	(2.1%)	(0.1) p.p.
Operating Expenses	**(1,587)**	**(1,318)**	**20.4%**	**(1,530)**	**3.7%**
% of the NOR	(16.0%)	(15.6%)	(0.4) p.p.	(16.8%)	0.8 p.p.

Operating expenses increased by 20.4% y-o-y in 3Q20, on account of (i) expenses relating to prevention and fight against the effects of Covid-19 on our operations, totaling R$46 million; (ii) higher expenses denominated in Brazilian Reais in the international market, due to depreciated exchange rate; and (iii) higher expenses due to marketing campaigns not executed in the first half, which were postponed due to the pandemic. However, total expenses, as a percentage of net revenue, came in line in the q-o-q comparison, reflecting a stricter control of expenses in the period.

Other Operational Results

Other Operating Results - R$ Million	3Q20	3Q19	Chg. % y/y	2Q20	Chg. % q/q
Other Operating Results	**(13)**	**289**	**n.m.**	**139**	**n.m.**
% of the NOR	(0.1%)	3.4%	n.m.	1.5%	n.m.

In 3Q20, we recorded a net negative result of R$13 million under "Other Operational Results", which includes tax recoveries, especially referring to PIS and COFINS over marketing expenses, rebates and benefits, offset by other provisions for civil and tax contingencies, employee benefits, employee and management profit sharing, asset retirement expenses, among others.

Financial Result

Financial Results R$ Million	3Q20	3Q19	Chg. % y/y	2Q20	Chg. % q/q
Net Interest	(489)	(488)	0.1%	(304)	60.6%
Interest over assets and Net Liabilities	(332)	(328)	1.2%	(304)	9.0%
Costs over Debt Anticipation	(157)	(160)	(2.1%)	-	n.m.
Adjusted Present Value	(110)	(80)	37.7%	(91)	21.2%
Net Charges on Rights and Obligations	(92)	397	(123.1%)	(85)	8.5%
Interest on Rights	**32**	**558**	**(94.2%)**	**32**	**0.8%**
Interest over ICMS based on PIS/COFINS	-	515	n.m.	-	n.m.
Other Rights	32	43	(24.7%)	32	0.8%
Charges on Obligations	**(124)**	**(161)**	**(23.2%)**	**(116)**	**6.4%**
Actuarial Liabilities	(10)	-	n.m.	(10)	(2.2%)
Contigent Liabilities	(25)	(69)	(63.7%)	(29)	(13.2%)
IFRS 16	(51)	(38)	33.7%	(52)	(1.7%)
Commission and other charges	(38)	(54)	(29.9%)	(26)	48.2%
Exchange Rate Variation and Fair Value (MtM)	118	16	615.5%	(74)	(259.5%)
Exchange Rate Variation (Assets and Liabilities)	99	63	56.7%	(55)	n.m.
Hedge Accounting Ineffectiveness (Cash Flow)	1	2	(65.4%)	(6)	(111.3%)
Net Investment Hedge Ineffectiveness	2	-	n.m.	-	n.m.
Fair Value of other Derivatives	16	(48)	n.m.	(13)	n.m.
Other Financial Results	136	(102)	n.m.	363	n.m.
Argentinian Hyperinflation	(2)	(6)	(72.5%)	23	n.m.
Liabilities with Minorities	143	(80)	n.m.	338	(57.5%)
IOF and PIS/COFINS over Financial Results	(3)	(31)	(89.8%)	(3)	(6.8%)
Other Effects	(3)	15	n.m.	6	n.m.
Net Financial Results	**(436)**	**(257)**	70.0%	**(190)**	129.3%

The main components were grouped into the following categories:

(i) **Net Interest** on gross debt and cash and derivatives amounted to a net expense of R$489 million in 3Q20, in line with 3Q19. The average DI reduction seen in the period (6.0% in 3Q19 vs. 2.0% in 3Q20), positively impacting fixed interest rates in Brazilian Reais was not sufficient to offset higher interest expense relating to indebtedness denominated in foreign currency, due to the exchange rate depreciation (average exchange rate of R$4.02/US$ in 3Q19 vs. R$5.44/US$ in 3Q20). Also, we could see lower derivatives interest expenses, coupled with a reduction of DI spread vs. exchange coupon (interest rate difference).

(ii) **Adjustment to Present Value (APV)** totaled expenses of R$110 million in 3Q20, R$30 million higher than in 3Q19, reflecting a higher balance of suppliers in the q-o-q comparison. The APV refers to the net financial income (expense) linked to customers' and suppliers' accounts. This amount is offset in the gross profit.

(iii) **Net Charges on Rights and Obligations** amounted to an expense of R$92 million in 3Q20, vs. revenue of R$397 million in 3Q19, mainly owing to (i) interest income over ICMS in the calculation basis of PIS/COFINS at R$515 million in 3Q19; (ii) lower revenue from Other Rights of R$11 million; (iii) lower expenses with commissions and other charges at R$16 million; and (iv) other effects that decreased charges over obligations at R$21 million.

(iv) **Exchange Rate Variation and Fair Value (MtM)** totaled an income of R$118 million in 3Q20 vs. an income of R$16 million in 3Q19, reflecting: (i) higher income from exchange rate variation over assets and liabilities denominated in foreign currency of R$36 million, net of result from derivative financial instruments; and (ii) higher income from adjustments to the market value of derivative financial instruments totaling R$64 million.

(v) **Other Financial Results** totaled a gain of R$136 million in 3Q20 compared to an expense of R$102 million in 3Q19. The variation was mainly due to the net effect of R$224 million, in the y-o-y comparison, deriving from measurement at the fair value of business combination put option (Banvit put option) according to the Notes 24.8 and 28 of the Interim Financial Information (ITR).

Net Income (Loss)

Net Income / (Loss) - R$ Million	3Q20	3Q19	Chg. % y/y	2Q20	Chg. % q/q
Consolidated Net / (Loss) Income - Continued Op.	**219**	**446**	**(50.9%)**	**307**	**(28.8%)**
Net Margin (%)	2.2%	5.3%	(3.1) p.p.	3.4%	(1.2) p.p.
Consolidated Net / (Loss) Income - Total Consolidated	**219**	**304**	**(28.2%)**	**307**	**(28.8%)**

The Company posted a net income for continuing operations of R$219 million in 3Q20, -50.9% y-o-y. The y-o-y comparison is affected by the higher generation of tax credits in 3Q19. However, it is worth noting the evolution of operating performance reflected in margins, partially offset by expenses to fight the impacts of Covid-19, of R$145 million and higher net financial expenses. Excluding the impacts of Covid-19 on the quarterly result, net income would total R$327 million.

Covid-19 Expenses

The pandemic of Covid-19 poses great challenges, and we promptly and consistently acted to protect our employees, outsourced workers, and maintain our production levels. We innovated by negotiating a Commitment Agreement with the Labor Prosecution Office, complementing our commitment to always adopt the best practices to preserve health, wellness, and productivity.

We keep focused on safe food production, protecting our employees, especially those at the higher risk group, and supporting the communities in which we operate, our customers, and suppliers. We have been working as a benchmark and example of good practices in this area.

In 3Q20, we continue carrying out actions with a focus on our employees' health and wellness, such as (i) replacement of fabric face masks with PFF2 in more critical activities of our operations; (ii) a task force to evaluate services and assure effective protocols at our units; and (iii) improved virus screening tests with sample testing of asymptomatic patients in certain locations.

In 3Q20, expenses to fight the impacts of Covid-19 on the Company's businesses, as detailed in Note 1.4 of the interim financial statements (ITR), are listed below:

R$ Million	Total	Brazil	Halal DDP	Asia	Direct Exp.	Corporate
Additional personnel expenses	31	18	4	4	3	-
Prevention and control expenses	56	35	6	8	6	-
Donations	19	-	0	0	-	18
Logistics	4	4	0	0	-	-
Others	36	8	2	2	2	22
Total	**145**	**65**	**13**	**15**	**12**	**41**

Additional personnel expenses: these mainly include weekly recognition, temporary workers, and overtime;

Prevention and control expenses: these mainly include, personal protection equipment (PPE), additional chartered buses for employees, healthcare plan, dining hall adequacy, testing, control of temperature, among others;

Donations: food, PPEs, tests for Covid-19, containment and prevention actions, support to research and development, among others.

Logistics: increase in the primary and secondary agribusiness transportation fleet, extra daily rates in primary logistics, additional exports, and fuel expenses.

Others: expenses related to specialized advisory services, Covid testing, institutional campaigns, raw material losses, attorneys, travels, among others, net of loan losses expected and recorded in 3Q20.

Adjusted EBITDA

EBITDA - R$ Million	3Q20	3Q19	Chg. % y/y	2Q20	Chg. % q/q
Consolidated Net (Loss)	**219**	**446**	**(50.9%)**	**307**	**(28.8%)**
Income Tax and Social Contribution	89	364	(75.5%)	90	n.m.
Net Financial	436	257	70.0%	190	129.3%
Depreciation and Amortization	612	575	6.3%	590	3.7%
EBITDA	**1,356**	**1,641**	**(17.4%)**	**1,177**	**15.2%**
EBITDA Margin (%)	13.6%	19.4%	(5.8) p.p.	12.9%	0.7 p.p.
Impacts of Carne Fraca/Trapaça operations	4	16	(74.6%)	11	(62.6%)
Corporate Restructuring	-	(1)	n.m.	(0)	n.m.
Tax recoveries	(68)	(25)	(167.4%)	(153)	(55.5%)
Non controlling shareholders	(2)	(10)	(81.7%)	(3)	41.1%
Business Disposal	27	0	n.m.	-	n.m.
Others	0	(11)	100.1%	(0)	n.m.
Adjusted EBITDA	**1,317**	**1,609**	**(18.2%)**	**1,031**	**27.7%**
Adjusted EBITDA Margin (%)	**13.2%**	**19.0%**	**(5.8) p.p.**	**11.3%**	**1.9 p.p.**
ICMS PIS/COFINS Impact	-	467	n.m.	-	n.m.
EBITDA Adjusted Ex-Tributary Effects*	**1,317**	**1,142**	**15.3%**	**1,031**	**27.7%**
EBITDA Adjusted Margin Ex-Tributary Effects* (%)	**13.2%**	**13.5%**	**(0.3) p.p.**	**11.3%**	**1.9 p.p.**

** Excluding ICMS contingent tax assets/liabilities over the calculation basis of PIS/Cofins and ICMS over Staple Basket, as reported in 3Q19*

*** R$15 million of additional write-off of assets due to the conclusion of the sale of Várzea Grande plant and R$12 million expenses to conclude non-compete tax to the Company in the sale of businesses in Europe and Thailand*

Reflecting the Company's consistent strategy and confirming its capacity of execution, despite an extremely adverse and challenging scenario, the Adjusted EBITDA Ex-Tax Effects increased 15.3% to R$1,317 million in 3Q20. Excluding the expenses relating to prevention and fight against the impacts of Covid-19 on the Company's operations, as previously mentioned, totaled R$145 million, the y-o-y increase would be 28.0%, with an EBITDA of R$1,462 million.

WORKING CAPITAL AND FINANCIAL CYCLE

The Company's financial cycle totaled 13.9 days in 3Q20, a 4.2-day reduction compared to 3Q19, considering continuing operations. This reduction is mainly due to the higher average term of payment to suppliers, which reflects the Company's commitment to discipline when managing working capital, optimizing the cash conversion of its operating income.

Financial Cycle (end of the period – Continuing Operations): Customers + Inventories[7] - Suppliers



28.6
24.3
28.2
16.2
17.1
20.1
18.1
15.4
16.8
17.4
13.9
8.55%
7.51%
8.17%
5.16%
5.19%
5.96%
5.28%
5.36%
5.55%
5.48%
4.70%
1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20
Working Capital / NOR
Financial Cycle (days)

[7] Includes current biological assets

MANAGERIAL CASH FLOW

Operating cash flow amounted to R$1,770 million in 3Q20 vs. cash flow generation of R$1,930 million in the same period last year. A higher working capital efficiency in suppliers and taxes, partially offset the EBITDA reduction seen in the y-o-y comparison.

The cash flow from investments totaled -R$658 million in 3Q20 vs. -R$377 million in 2019, on the back of higher investments in business growth, highlighting the expansion of manufacturing capacity to meet demand.

The financial cash flow totaled -R$125 million in 3Q20 vs. -R$189 million in 3Q19, due to lower interest rates in the domestic market and higher income proportional to balance sheet hedging derivatives, besides higher gains with exchange rate variation over cash.

Lastly, free cash flow totaled R$987 million in 3Q20 vs. R$1,364 million in 3Q19.

Million BRL	3Q20	3Q19	2Q20	2020 LTM
EBITDA	**1,356**	**1,641**	**1,177**	**5,042**
Total Working Capital	**414**	**289**	**241**	**734**
Cash Flow from Operating Activities	**1,770**	**1,930**	**1,418**	**5,776**
CAPEX with IFRS16	(662)	(439)	(582)	(2,292)
Cash Flow from Operations with Capex	**1,108**	**1,491**	**836**	**3,484**
M&A and Sale of Assets	4	61	(6)	36
Cash Flow from Investments	**(658)**	**(377)**	**(588)**	**(2,256)**
Cash Flow from Financing Activities	**(125)**	**(189)**	**(23)**	**934**
Free Cash Flow	**987**	**1,364**	**807**	**4,454**
New Debt Amortizantions	587	(690)	1,009	251
Shares Buyback	-	-	(106)	(106)
Cash Variations	**1,575**	**674**	**1,709**	**4,599**

Million BRL	3Q20	3Q19	2Q20	2020 LTM
Cash and Cash Equivalents - Initial	**10,697**	**6,999**	**8,988**	**7,672**
Cash Variation	1,575	674	1,709	4,599
Cash and Cash Equivalents - Final	**12,272**	**7,672**	**10,697**	**12,272**
Total Debt - Initial	**26,008**	**20,898**	**24,577**	**21,458**
New Debt/Amortization	587	(690)	1,009	251
FX Variation on Total Debt	508	836	924	4,642
Debt Interest and Derivatives	(275)	413	(501)	477
Total Debt - Final	**26,829**	**21,458**	**26,008**	**26,829**
Net Debt	**14,557**	**13,785**	**15,311**	**14,557**

** Amounts referring to Derivatives that compose the variation in the balance of gross debt in 3Q20 are mainly associated with hedging operating exposure in the next 12 months, as provided for in the Financial Risk Management Policy.*

INDEBTEDNESS

R$ Million	In 09.30.2020			In 12.31.2019	
Debt	**Current**	**Non-current**	**Total**	**Total**	**Δ %**
Local Currency	(3,444)	(6,849)	(10,293)	(7,614)	35.2%
Foreign Currency	(1,748)	(14,788)	(16,536)	(11,160)	48.2%
Gross Debt	**(5,192)**	**(21,637)**	**(26,829)**	**(18,774)**	**42.9%**
Cash Investments*					
Local Currency	3,753	70	3,823	2,051	86.4%
Foreign Currency	8,112	337	8,449	3,454	144.6%
Total Cash Investments	11,865	407	12,272	5,505	122.9%
Net Debt	**6,673**	**(21,231)**	**(14,557)**	**(13,269)**	**9.7%**

** Cash considered is comprised of Cash and Cash Equivalents, Financial Investments, Restricted Cash, and Derivative Financial Assets*

Total gross indebtedness of continuing operations in the amount of R$26,829 million, as reported above, includes the item Derivative Financial Instruments Liabilities at current and non-current, totaling R$815 million, according to Note 24.5 of the Interim Financial Information (ITR). Adjusted gross leverage ended 3Q20 at 5.35x vs. 4.52x in the same period last year. Funding totaled R$5,309 million and settlements totaled R$4,721 million in 3Q20, reflecting continued indebtedness optimization. Also, the average term of indebtedness was extended to 7.5 years in 3Q20, a 3-year increment from 3Q19.

The Company's net debt totaled R$14,557 million in 3Q20, R$772 million higher than 3Q19, mainly reflecting: (i) non-cash effects over gross debt, such as the exchange rate variation of R$4,642 million and liabilities derivatives of R$408 million[8], and (ii) free cash generation of R$4,454 million, versus 3Q19. Thus, the Company's net leverage, measured by the ratio between the net debt and LTM Adjusted EBITDA, reached 2.90x in 3Q20, in line with 2.90x in 3Q19. Only as a reference, should we apply the net indebtedness/Adjusted EBITDA ratio of the last 12 months, considering the exchange rate of September 30, 2020 (R$5.64) over net debt and the weighted average exchange rate (R$4.78) over Adjusted EBITDA in the last 12 months, net leverage in US dollars would be 2.46x in 3Q20, versus 2.73x in 3Q19, under the same criterion.

The Company reiterates that it does not have financial leverage covenants.



13,785
Cash Flow from Operating Activities: +R$5,776 millions
Cash Flow from Invest.: -R$-2,256 millions
Cash Flow from Financing Activities: +R$934 millions
5,120
106
14,557
(5,042)
(734)
2,292
(36)
(953)
1,240
(1,221)
Regular Hedge: Derivatives: R$1.6 bi
Debt's FX: R$4.6 bi
Derivatives: R$0.4 bi
Real Net Debt 3Q19
Company's EBITDA
Working Capital & Other Variations
CAPEX
M&As
Financials (Cash)
Net Interest (Cash)
FX Variation on Cash and Applications
FX Variation and Interest on Debt and Derivatives
Shares Buyback
Real Net Debt 3Q20

INVESTMENTS (CAPEX)

Investments made in the quarter amounted to R$662 million, or a 51% increase from 3Q19, of which R$252 million was allocated to growth, efficiency, and support; R$248 million to biological assets and R$161 million to leasing and others.

---

[8] Derivatives relating to the operational result exposure in the next 12 months (hedge accounting), which impacts the item "Other Comprehensive Income" under shareholders' equity.

CAPEX - R$ Million	3Q20	3Q19	Chg. % y/y	2Q20	Chg. % q/q
Growth	142	18	688.9%	86	65.1%
Efficieny	12	9	33.3%	14	(14.3%)
Support	98	67	46.3%	103	(4.9%)
Biological Assets	248	198	25.3%	236	5.1%
Commercial Lease and Others	161	48	235.4%	144	11.8%
Total	**662**	**439**	**50.8%**	**582**	**13.7%**

The main projects in 3Q20 included:

- **Growth:**

(i) Projects to meet the demand for industrialized products in the Domestic Market, highlighting investments in the new plant Seropédica-RJ, and increase capacity of Uberlândia-MG and Tatuí-SP;
(ii) Measures to increase the production of *in natura* items to meet the demand of the domestic and foreign markets, highlighting investments in adjustments to Mineiros-GO, Buriti Alegre-GO and Nova Mutum – MT units (underway);
(iii) Project to increase egg production in Uberlândia-MG.

- **Efficiency:**

(i) Projects connected with the 4.0 Industry Program in chicken slaughtering units;
(ii) Projects to increase operating efficiency (ex. higher yield in the production process), aiming at diluting fixed costs and reducing expenditures;
(iii) Energy efficiency projects for production units.

- **Support/IT:**

(i) Projects to replace industrial assets;
(ii) Improvements in working conditions for employees in the production process;
(iii) Optimization projects and control of processes related to the commercial and supply chain areas;
(iv) IT projects to meet the Compliance, Corporate Governance, Human Resources policy requirements;
(v) Renewal of licenses necessary to maintain the Company's activities concerning information technology.

- **Support/Quality**:

(i) Projects to improve control and quality processes in meatpacking units, factories, and farms.

RELATIONSHIP WITH INDEPENDENT AUDITORS

Pursuant to CVM Instruction No. 381, dated January 14, 2003, the Company reports that its policy of engagement of services unrelated to the external audit is based on principles that protect auditor independence.

Pursuant to CVM Instruction No. 381/03, in the quarter ended September 30, 2020, KPMG Auditores Independentes was not engaged in providing services unrelated to external audits.

Pursuant to CVM Instruction No. 480/09, the Company's management states that at a meeting held on 11/09/20 it discussed, reviewed, and agreed with the information included in the independent auditor's review of the 3Q20 interim financial information.

CONSOLIDATED INCOME STATEMENT

Financial Statement - R$ Million	3Q20	3Q19	Chg. % y/y	2Q20	Chg. % q/q
Net Operating Revenues	9,943	8,459	17.5%	9,104	9.2%
Cost of Sales	(7,598)	(6,364)	19.4%	(7,125)	6.6%
% of the NOR	(76.4%)	(75.2%)	(1.2) p.p.	(78.3%)	1.8 p.p.
Gross Profit	**2,344**	**2,096**	**11.9%**	**1,979**	**18.5%**
% of the NOR	23.6%	24.8%	(1.2) p.p.	21.7%	1.8 p.p.
Operating Expenses	**(1,587)**	**(1,318)**	**20.4%**	**(1,530)**	**3.7%**
% of the NOR	(16.0%)	(15.6%)	(0.4) p.p.	(16.8%)	0.8 p.p.
Selling Expenses	**(1,370)**	**(1,177)**	**16.4%**	**(1,340)**	**2.2%**
% of the NOR	(13.8%)	(13.9%)	0.1 p.p.	(14.7%)	0.9 p.p.
Fixed	(844)	(724)	16.6%	(794)	6.3%
Variable	(526)	(453)	16.2%	(546)	(3.6%)
General and Administrative Expenses	**(217)**	**(142)**	**53.4%**	**(190)**	**14.1%**
% of the NOR	(2.2%)	(1.7%)	(0.5) p.p.	(2.1%)	(0.1) p.p.
Honorary of our Administrators	(12)	(10)	22.5%	(17)	(28.6%)
% of the NOR	(0.1%)	(0.1%)	(0.0) p.p.	(0.2%)	0.1 p.p.
General and Administrative	(205)	(132)	55.7%	(173)	18.4%
% of the NOR	(2.1%)	(1.6%)	(0.5) p.p.	(1.9%)	(0.2) p.p.
Operating Income	**757**	**777**	**(2.6%)**	**449**	**68.8%**
% of the NOR	7.6%	9.2%	(1.6) p.p.	4.9%	2.7 p.p.
Other Operating Results	**(13)**	**289**	**n.m.**	**139**	**n.m.**
Equity Income	-	**(1)**	**n.m.**	-	**n.m.**
EBIT	**744**	**1,066**	**(30.2%)**	**587**	**26.7%**
% of the NOR	7.5%	12.6%	(5.1) p.p.	6.4%	1.0 p.p.
Net Financial Income	**(436)**	**(257)**	**70.0%**	**(190)**	**129.3%**
Income before Taxes	**308**	**809**	**(62.0%)**	**397**	**(22.5%)**
% of the NOR	3.1%	9.6%	(6.5) p.p.	4.4%	(1.3) p.p.
Income Tax and Social Contribution	(89)	(364)	(75.5%)	(90)	(0.9%)
% of Income before Taxes	(28.9%)	(44.9%)	(35.7%)	(22.6%)	(6.3) p.p.
Consolidated Net Income (Loss) - Continued Operations	**219**	**446**	**(50.9%)**	**307**	**(28.8%)**
% of the NOR	2.2%	5.3%	(3.1) p.p.	3.4%	(1.2) p.p.
Consolidated Net Income (Loss) - Total Consolidated	**219**	**304**	**(28.2%)**	**307**	**(28.8%)**
% of the NOR	2.2%	3.6%	(1.4) p.p.	3.4%	(1.2) p.p.
EBITDA	**1,356**	**1,641**	**(17.4%)**	**1,177**	**15.2%**
% of the NOR	13.6%	19.4%	(5.8) p.p.	12.9%	0.7 p.p.
Adjusted EBITDA	**1,317**	**1,609**	**(18.2%)**	**1,031**	**27.7%**
% of the NOR	13.2%	19.0%	(5.8) p.p.	11.3%	1.9 p.p.

BALANCE SHEET

Balance Sheet - R$ Million	09.30.20	06.30.20
Assets		
Current Assets		
Cash and Cash Equivalents	11,399	9,671
Financial Investments	313	337
Accounts Receivable	2,895	2,849
Recoverable Taxes	404	704
Inventories	6,337	5,103
Biological Assets	1,903	1,883
Other Financial Assets	153	244
Other Receivables	340	302
Anticipated expenses	155	200
Restricted Cash	0	0
Current Assets held to sale	36	42
Total Current Assets	**23,935**	**21,336**
Non-Current Assets		
Long-term assets	9,590	9,812
Cash Investments	382	415
Accounts and other Receivable	57	63
Judicial Deposits	565	561
Biological Assets	1,169	1,146
Recoverable Taxes	5,315	5,347
Deferred Taxes	1,999	2,180
Restricted Cash	24	24
Other Receivables	77	71
Other Financial Assets	0	5
Permanent Assets	17,657	17,760
Investments	19	18
Property, Plant and Equipment	12,227	12,266
Intangible	5,411	5,477
Total Non-Current Assets	**27,247**	**27,572**
Total Assets	**51,182**	**48,909**

Balance Sheet - R$ Million	09.30.20	06.30.20
Liabilities and Equity		
Current Liabilities		
Loans and Financing	4,398	4,072
Suppliers*	8,425	7,043
Supply Chain Risk	1,121	982
Payroll and Mandatory Social Charges	1,089	1,009
Taxes Payable	362	490
Other Financial Liabilities	793	1,101
Provisions	1,072	1,139
Employee Pension Plan	98	98
Other Liabilities	753	953
Total Current Liabilities	**18,112**	**16,886**
Non-Current Liabilities		
Loans and Financing	21,616	20,792
Suppliers*	2,079	2,169
Taxes and Social Charges Payable	177	183
Provision for Tax, Civil and Labor Contingencies	743	710
Deferred Taxes	129	121
Employee Pension Plan	676	654
Other Liabilities	308	349
Total Non-Current Liabilities	**25,728**	**24,977**
Total Liabilities	**43,840**	**41,863**
Shareholders' Equity		
Capital Stock	12,460	12,460
Capital Reserves	141	147
Other Related Results	(1,868)	(1,937)
Retained Profits	(3,522)	(3,739)
Treasury Shares	(124)	(138)
Non-Controling Shareholders	255	252
Total Shareholders' Equity	**7,342**	**7,045**
Total Liabilities and Shareholders	**51,182**	**48,909**

** Includes R$ 326 million of leases, as presented in the Company's Financial Statements*